Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

GENERAL ELECTRIC COMPANY

OFFER TO EXCHANGE

up to 5,944,250 Shares of our 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual

Preferred Stock, Series D

for

2,777,625 Shares of our 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual

Preferred Stock, Series A

2,072,525 Shares of our 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual

Preferred Stock, Series B

1,094,100 Shares of our 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual

Preferred Stock, Series C

Pursuant to the prospectus dated December 31, 2015 (the “Prospectus”)

January 5, 2016

Dear GE Preferred Stockholders:

As previously announced on December 18, 2015, we are making an offer to you to exchange shares of GE preferred stock you own today for shares of new GE preferred stock, pursuant to the Prospectus, which we encourage you to read fully.

The Exchange Offer

•	We are offering to exchange one share of new GE preferred stock for each share of GE preferred stock that you own.

•	In addition, we will pay each holder of Series A preferred stock a cash payment of $10.00 per share validly tendered and each holder of Series B preferred stock a cash payment of $5.00 per share validly tendered.

•	Furthermore, all holders tendering any shares of GE preferred stock will receive a cash payment equivalent to a dividend accruing at 5.00% per annum from December 15, 2015 to the completion of the exchange offer.

•	The shares of new GE preferred stock will be identical to the shares of GE preferred stock you own today, except that:

•	the dividend rates on the new GE preferred stock will be higher and

•	the first available redemption date of the new GE preferred stock will be January 21, 2021, which is earlier than the first available redemption date for any series of the currently outstanding GE preferred stock.

Deadline for Participating

THE DEADLINE FOR PARTICIPATING IN THE EXCHANGE OFFER IS 12:00 MIDNIGHT AT THE END OF THE DAY ON TUESDAY, JANUARY 19, 2016. In order to allow sufficient time for processing, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee significantly in advance of that date and request that they tender your shares of GE preferred stock in the exchange offer.

None of GE, its directors or officers or the dealer manager makes any recommendation as to whether you should tender all, some or none of your shares of GE preferred stock. You must make your own decision after reading the Prospectus and consulting with your advisors.

We urge you to carefully read the Prospectus and the related letter of transmittal in their entirety, including the discussion of risks, uncertainties and other issues that you should consider with respect to the exchange offer described in the section entitled “Risk Factors.”

Questions

If you have any questions or need any assistance in connection with the exchange offer, please contact Georgeson Inc., the Information Agent, at (800) 676-0098 (U.S. stockholders) or (781) 575-2137 (non U.S. stockholders).

GE’S OBLIGATION TO EXCHANGE SHARES OF NEW GE PREFERRED STOCK FOR SHARES OF GE PREFERRED STOCK IS SUBJECT TO CERTAIN CONDITIONS, AS DESCRIBED IN THE PROSPECTUS, WHICH YOU SHOULD READ CAREFULLY.

Sincerely,

General Electric Company